

07000713

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL
RECEIVED
PROCESSING
FEB 23 2007
WASH. D.C.
186
SECTION

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-65620

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Atlas One Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Biscayne Boulevard
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jorge Kalb (305) 960-1902
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

PROCESSED
MAR 12 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Jorge Kalb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlas One Financial Group, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions



(Signature)

Managing Partner

(Title)


MARC MENDEZ
Notary Public - State of Florida
My Commission Expires May 16, 2010
Commission # DD 553167
Bonded By National Notary Assn.



(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.


SEC MAIL PROCESSING
RECEIVED
FEB 23 2007
WASH. D.C.
186
SECTION

ATLAS ONE FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006







KAUFMAN ROSSIN & CO.
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS


SEC MAIL
RECEIVED
WASH. D.C.
186

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Member
Atlas One Financial Group, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Atlas One Financial Group, LLC as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Atlas One Financial Group, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.



Miami, Florida
February 20, 2007

ATLAS ONE FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CASH AND CASH EQUIVALENTS	$	2,958,182
SECURITIES OWNED, AT MARKET (NOTES 3 AND 5)		8,644,780
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL (NOTE 4)		2,031,871
RECEIVABLE FROM BROKERS (NOTE 3)		422,382
DEPOSIT AT BROKER (NOTE 3)		100,000
INTEREST AND DIVIDENDS RECEIVABLE		65,668
OTHER ASSETS		153,576
	$	14,376,459

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	860,422
Securities sold, but not yet purchased, at market (Notes 3 and 4)		1,986,250
Securities sold under agreements to repurchase (Note 5)		5,797,575
Due to Member (Note 6)		264,997
Total liabilities		8,909,244
MEMBER'S EQUITY		5,467,215
	$	14,376,459

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Atlas One Financial Group, LLC (the Company), a wholly owned subsidiary of Atlas Wealth Holdings Corporation (the Member), was organized in July 2002 and on April 29, 2003 received authorization from the National Association of Securities Dealers, Inc. (NASD) to operate as a registered broker-dealer. The Company acts in a principal capacity, buying and selling for its own account and trading with customers and other dealers, and in an agency capacity, buying and selling securities for its customers and charging a commission.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Securities Transactions

Securities transactions are reported on a trade date basis. Securities owned or sold, but not yet purchased are valued at market.

Interest income is recognized on an accrual basis. Premiums or discounts on fixed income investments owned and sold short are amortized or accreted over the life of the fixed income investment on an effective yield basis.

Securities Purchased/Sold Under Agreements to Resell/Repurchase (Repurchase and Reverse Repurchase Agreements)

Securities purchased under agreements to resell (repurchase agreements) are reported as originated loans and carried at fair value. Securities sold subject to a simultaneous agreement to repurchase these securities at a certain date and at a fixed price (reverse repurchase agreements) are recorded in the financial statements and are measured in accordance with their characteristics. The proceeds of the sale are reported as liabilities at their fair value.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Purchased/Sold Under Agreements to Resell/Repurchase (Repurchase and Reverse Repurchase Agreements) (continued)

In the event of default of a transferor of securities in a repurchase agreement, the Company, as transferee, could experience both delays in liquidating the underlying securities and losses, including A) a possible decline in the value of the collateral during the period while it seeks to enforce its rights thereto, B) possible subnormal levels of income and lack of access to income during this period and C) expenses of enforcing its rights. In the case of default by the transferee of securities in a reverse repurchase agreement, the Company, as transferor, runs the risk that the transferee may not deliver the securities when required.

Income Taxes

The Company is a single member limited liability company that is not subject to income taxes as it is a disregarded entity for income tax purposes. Its operations are reflected in the tax return of the Company's Member.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2006, the Company's "Net Capital" was $4,657,919, which exceeded the requirements by $4,331,146. The ratio of "Aggregate Indebtedness" to "Net Capital" was 1.05 to 1 at December 31, 2006.

NOTE 3. RISK CONCENTRATIONS

Clearing and Depository Operations

The clearing and depository operations for the Company's securities transactions are provided by three different brokerage firms. Two of these firms principal offices are in the United States of America and one is in the United Kingdom. At December 31, 2006, the amount receivable from brokers and the deposit at broker, as reflected in the accompanying statement of financial condition, are due from and held by these brokers.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Securities Owned, at Market

At December 31, 2006, securities owned, at market consisted principally of U.S. Government and both U.S. and foreign Corporate fixed income securities.

Securities Sold, But Not Yet Purchased

At December 31, 2006, securities sold, but not yet purchased, at market consisted of a U.S. Government fixed income security. Subsequent market fluctuation may require the Company to purchase this security at prices which exceed the carrying value in the accompanying financial statements.

NOTE 4. SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

Under collateralized securities purchased under agreements to resell, the Company obtains fixed income securities on terms which permit it to repledge or resell securities to others. At December 31, 2006, the Company had obtained a fixed income security with a fair value of $1,986,250. This security has been pledged to satisfy a commitment under short sale transaction. The Company is typically open until the underlying short security is covered, at which time, the transaction is closed and net proceeds change hands. The interest rate on this open agreement at December 31, 2006 was 3.80%. At December 31, 2006, the securities purchased under agreement to resell, the fair value of which aggregated $2,031,871, is from one counterparty. This is the same counterparty with which the Company has an agreement relating to securities sold under agreements to repurchase, as described in Note 5.

NOTE 5. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are loans payable related to financing of fixed income securities owned. These loans are collateralized by a specific fixed income securities owned, with a fair value of $6,171,763 and are typically open until the underlying security is sold. Upon sale of the security, the loan is closed and net proceeds change hands. Interest rates on these loans at December 31, 2006 varied from 5.40% to 5.70%, and these rates are reset periodically with the interest capitalized into the new loan amount. At December 31, 2006, all securities sold under agreements to repurchase, aggregating $5,797,575, involve one counterparty. This is the same counterparty with which the Company has an agreement relating to securities purchased under agreements to resell, as described in Note 4.

NOTE 6. RELATED PARTY TRANSACTIONS

The Company receives management and administrative services, including the use of the Company's office facility and equipment, from its Member. In this regard, the Member incurs operating expenses and provides facilities for the Company in consideration of a management fee. At December 31, 2006, $264,997 was due to the Member for management fees, which is reflected as a liability in the accompanying statement of financial condition.

END